Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2011 (1)	2012 (1)

Net Income	$223	$33
Equity in earnings of unconsolidated affiliates, net of distributions	3	(6)
Income taxes	143	178
Capitalized interest	(2)	(2)
	367	203

Fixed charges, as defined:

Interest	142	133
Capitalized interest	2	2
Interest component of rentals charged to operating expense	11	6
Total fixed charges	155	141

Earnings, as defined	$522	$344

Ratio of earnings to fixed charges	3.37	2.44
         ___________

(1)
Excluded from the computation of fixed charges for the six months ended September 30, 2011 and 2012 is interest expense of less than $1 million and interest income of $3 million, respectively, which is included in income tax expense.